Exhibit 1.01

Conflict Minerals Report of Nobility Homes, Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report (the “Report”) of Nobility Homes, Inc. (the “Company”) for calendar year 2022 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended.

The Company undertook due diligence to determine whether any cassiterite, columbite-tantalite, wolframite, gold, and the following derivatives, tin, tantalum and tungsten (“Conflict Minerals”), which may be used in the manufacturing of homes had been sourced from the Democratic Republic of the Congo or an adjoining country (“Covered Countries”). The Company designed its due diligence to provide a reasonable basis for the Company to determine whether any Conflicts Minerals were sourced from a Covered Country.

The Company has determined in good faith that for the calendar year 2022, its Conflict Minerals status resulting from its due diligence efforts shows a portion to be DRC conflict undeterminable and the remainder to be DRC conflict free. These determinations were made based on the diligence measures described below and on representations made by the Company’s suppliers. This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1.

As a company in the manufactured home business, the Company is several levels removed from the actual mining of Conflict Minerals. The Company does not make purchases of raw ore or unrefined Conflict Minerals and makes no direct purchases in the Covered Countries.

The Company’s due diligence measures include sending each supplier that may have provided Conflicts Minerals a survey that was developed in order to 1) explain Conflicts Minerals to suppliers, 2) determine whether the supplier used Conflicts Minerals and 3) if the supplier utilized Conflicts Minerals, where such minerals originated or whether they were derived from scrap or recycled sources. In an effort to obtain the highest practicable response rate, the Company’s process includes follow-up communication efforts. The Company reviews the responses and follows up with certain suppliers to clarify any inconsistencies or incomplete items.

The responses the Company has received indicate that the Conflict Minerals in the suppliers’ components and materials either did not originate from a

Covered Country or, due to the uncertainty of a few suppliers, the source country was undeterminable.

As a result of the due diligence measures described above, the Company has determined that some materials used in its manufactured homes are DRC conflict undeterminable. The Company made this determination due to a lack of information from its suppliers to conclude whether the Conflict Minerals originated in the Covered Countries or were from recycle or scrap sources. The Company has no reason to believe that the remaining components of the manufactured homes originated in a Covered Country and, accordingly, determined them to be DRC conflict free.

Steps to Mitigate Risk

We intend to continue conducting due diligence in an effort to mitigate the risk that any Conflict Minerals in our products could benefit armed groups in a Covered Country.

These steps include:

Continued follow-up to improve the quality of information received from the suppliers that we survey; and

Continuing to educate our employees and direct suppliers about our reporting obligations imposed by Form SD and the Rule regarding Conflict

Minerals.